Northern Lights Fund Trust II

4020 South 147th Street

Omaha, NE 68137

September 14, 2011

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, DC 20549

Attn: John Grzeskiewicz

Re:

ACCELERATION OF EFFECTIVENESS REQUEST

Northern Lights Fund Trust II

Registration File Numbers: 333-174926, 811-22549

Hundredfold Select Alternative Fund (S000033695)

Hundredfold Select Global Fund (S000033696)

Hundredfold Select Equity Fund (S000033697)

Dear Mr. Grzeskiewicz:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, the Hundredfold Select Alternative Fund, the Hundredfold Select Global Fund and the Hundredfold Select Equity Fund (the “New Funds”), we hereby request acceleration of Post-Effective Amendment No. 2 to the Trust’s registration statement on Form N-1A (“Post-Effective Amendment No. 2”) filed under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 485(a)(ii) thereunder, on August 3, 2011 so that Post-Effective Amendment No. 2 would be declared effective on September 28, 2011.  Pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) under the 1933 Act, we have attached a separate letter from Ceros Financial Services, Inc., the funds’ principal underwriter, requesting that effectiveness of Post-Effective Amendment No. 2 be accelerated to Wednesday, September 28, 2011 or as soon as practicable thereafter.

We are requesting acceleration of Post-Effective Amendment No. 2 because the New Funds have already been reviewed by the Commission’s staff prior to the filing of Post-Effective Amendment No. 2.  As previously noted in the cover letter to Post-Effective Amendment No. 2, the New Funds are being formed as shell series with the expectation that three existing series of the Direxion Funds (811-08243) will be reorganized into them following shareholder votes (see the Trust’s Registration Statement on Form N-14 filed August 3, 2011) (the “Proposed Reorganizations”).  A Prospectus and Statement of Additional Information for each of the New Funds was originally filed on April 18, 2011 with the Trust’s initial registration statement, however, that registration statement was withdrawn on June 15, 2011 and re-filed on June 16, 2011 in order to correct an error with the original filing’s signature page.  On May 20, 2011, the Trust received comments from the Commission staff with respect to the New Funds, and those comments were addressed in Pre-Effective Amendment No. 1 to the Trust’s Registration Statement also filed on June 16, 2011. The Commission staff provided additional comments regarding the New Funds on June 22, 2011, however, the New Funds were not included in Pre-Effective Amendment No. 2 to the Trust’s Registration Statement filed on June 28, 2011 because of scheduling issues involving the Proposed Reorganizations.  As a result, the New Funds were not declared effective with the Trust’s other two series on June 30, 2011.  After the timing issues involving the Proposed Reorganization were resolved, the New Funds were re-filed in Post-Effective Amendment No. 2 which was marked to reflect changes made in response to the staff’s comments received on June 22, 2011 as well as other changes made since the last appearance of the New Funds in Pre-Effective Amendment No. 1.

Additionally, we are requesting acceleration of Post-Effective Amendment No. 2 because the adviser to each of the New Funds, Advisors Preferred, LLC, is a newly registered adviser and its 120 day window to become eligible to register with the Commission expires on October 4, 2011.  Accordingly, Advisors Preferred must begin advising the New Funds no later than Oct. 4, 2011, otherwise it must withdraw its registration as an investment adviser with the Commission.  Assuming acceleration is granted, the shareholder vote regarding the Proposed Reorganizations would occur on September 30, 2011 and, if each is approved, the reorganizations would close on October 3, 2011.

 The Trust acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have with respect to the foregoing to David J. Baum (at 202-239-3346) of Alston & Bird LLP.

Very truly yours,

By:

/s/ Andrew Rogers

Andrew Rogers

President

Northern Lights Fund Trust II

Enclosure

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CEROS FINANCIAL SERVICES, INC.

September 14, 2011

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

Northern Lights Fund Trust II:

Hundredfold Select Alternative Fund

Hundredfold Select Global Fund

Hundredfold Select Equity Fund

REQUEST FOR ACCELERATION.

As the principal underwriter of the Hundredfold Select Alternative Fund, Hundredfold Select Global Fund, and Hundredfold Select Equity Fund (the “Funds”), each a series of Northern Lights Fund Trust II, and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, we request that effectiveness of Post-Effective Amendment No. 2 to the Trust’s registration statement on Form N-1A filed on behalf of the Funds on August 3, 2011, be accelerated to Wednesday, September 28, 2011 or as soon as practicable thereafter.

Very truly yours,

Ceros Financial Services, Inc.

/s/ Catherine Ayers-Rigsby

Catherine Ayers-Rigsby

Chief Executive Officer

1445 Research Boulevard, #530

Rockville, MD 20850

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